TRADEMARK AND DATA LICENSE AND SERVICES AGREEMENT

         This Trademark and Data License and Services Agreement ("Agreement") is entered into as of April 14, 2000 (the "Effective Date") by and between Interactive Heart Management Corp., a Delaware corporation (hereafter referred to as "IHMC"), and HeartMasters, LLC, a Delaware limited liability company (hereafter referred to as "HeartMasters").

         WHEREAS, IHMC provides services of the On-line Health Management System for Coronary Artery Disease including the STRx System ("ohms|cad system"), which is a proprietary resource of IHMC, and which is used by or under the supervision of the treating physicians of patients diagnosed with or presumed to have coronary artery disease, which services are described on Exhibit A-1 hereto (the "IHMC Services" or "ohm|cad services");

         WHEREAS, IHMC desires to provide to HeartMasters (i) a license to use certain data and to use IHMC Marks (only as provided herein) and (ii) the IHMC Services to enable HeartMasters to provide the IHMC Services to managed care organizations and their medical professionals, in accordance with the terms and conditions set forth in this Agreement;

         WHEREAS, HeartMasters desires that IHMC provide the IHMC Services to managed care organizations and their medical professionals on behalf of HeartMasters and IHMC desires to perform and provide the IHMC Services on behalf of HeartMasters;

         WHEREAS, each HeartMasters Services Agreement (as defined below) is expected to include a mutually agreed upon Guaranteed Excess Savings commitment and IHMC's obligations with respect to the Guaranteed Excess Savings shall be determined at the time each HeartMasters Services Agreement is executed and shall be set forth in this Services Agreement on a Client Addendum.

         NOW, THEREFORE, in consideration of the mutual representations, warranties and covenants contained herein, and for other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1. Definitions

1.1. "Client" means any managed care organization that has entered, or will enter, into a HeartMasters Services Agreement with HeartMasters.

1.2. "Client Addendum" means the amendment to this Agreement by which HeartMasters provides information to IHMC regarding each Client and HeartMasters provision to such Client of IHMC Services by HeartMasters and IHMC agrees therein to provide such IHMC Services to such Client. Such information will be set forth in substantially the form of attached Exhibit A and will include, without limitation: (a) the fees payable to IHMC for IHMC Services; (b) the method to determine how much of any monies due to HeartMasters by a Client for exceeding the Guaranteed Excess Savings will be allocated to IHMC; and (c) the method to determine IHMC's obligation to repay any amounts due to Client for any failure to meet the Guaranteed Excess Savings or other terms of a HeartMasters Services Agreement. In some cases, the HeartMasters Services Agreements may not provide for all of the terms described in (a), (b) and (c) of the

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previous sentence. Each Client Addendum will be individually prepared and signed by HeartMasters and IHMC, and will be attached hereto.

1.3. "Client Members" means members of Client plans who may use the HeartMasters Services.

1.4. "Confidential Information" means information identified as confidential by a party that one party discloses to the other party, including, without limitation, any such information regarding IHMC Services or IHMC Intellectual Property and the terms and pricing under this Agreement, provided, however, that a party's Confidential Information will not include information that: (a) is or becomes generally known to the public through no act or omission of the other party; (b) was in the other party's lawful possession prior to the disclosure and had not been obtained by the other party either directly or indirectly from the disclosing party; (c) is lawfully disclosed to the other party by a third party without restriction on disclosure; (d) is independently developed by the other party without use of or reference to the other party's Confidential Information; or (e) information that is widely or publicly available from a source that has no duty of nondisclosure and through no fault of the party to whom such information has been disclosed in connection herewith.

1.5. "Effective Date" means the effective date of this Agreement, appearing on the first page of this Agreement.

1.6.   "Guaranteed   Excess  Savings"  shall  mean  the  savings  guaranteed  by
HeartMasters to a Client pursuant to a HeartMasters Services Agreement. Treatment of Guaranteed Excess Savings for each Client will be set forth in the relevant Client Addendum.

1.7. "HM Mark" means the HeartMasters(TM)trademark and service mark.

1.8. "HM Data", as used herein, means data, other than In-Service Data described in this Agreement, created by HeartMasters by the provision of HeartMasters services under a HeartMasters Services Agreement, either directly or by a licensor or service provider other than IHMC, including, without limitation, the patient records, data files, medical files, written procedures and any other data and information created by HeartMasters in connection with such activities, and: (i) delivered by the other licensor or service provider to HeartMasters or to another HeartMasters licensor or service provider for use in connection with a HeartMasters Services Agreement; (ii) delivered by HeartMasters to another HeartMasters licensor or service provider for use or analysis in connection with a HeartMasters Services Agreement; or (iii) set forth in a HeartMasters report to a Client under a HeartMasters Services Agreement.

1.9. "HeartMasters Services Agreement" means each individual services agreement between HeartMasters and a Client for provision of HeartMasters Services.

1.10. "HeartMasters Services" means the services to be provided by HeartMasters to Clients, including IHMC Services provided hereunder.

1.11. "IHMC Marks" means the IHMC trademarks and service marks, the ohms|cad and ohms|cad system trademarks and service marks, the Monitor-One and Monitor-One STRx

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trademark  and service  mark,  and those  trademarks  and service marks owned by
Q-Med, Inc. and licensed to IHMC.

1.12. "IHMC Intellectual Property" means all Intellectual Property Rights of IHMC including, without limitation, any information provided by IHMC to HeartMasters hereunder, any trade secrets and know-how, the IHMC Services, proprietary information and materials used by IHMC used in connection with providing the IHMC Services, and any:

         (a) information, ideas or materials of a technical or creative nature, such as inventions, improvements, discoveries, developments, techniques, processes, research and development plans and results, reports, drawings, designs, specifications, works of authorship, data, formulas, files, HTML, computer source and object code, patent applications and other materials and concepts relating to the IHMC Services;

         (b) information, ideas or materials of a business nature, such as development plans, marketing and sales plans and forecasts, budgets and unpublished financial statements, and other information regarding finances, profits, costs, marketing, purchasing, sales, operations, policies, procedures, personnel, salaries, customers, suppliers, and contract terms relating to the IHMC Services;

         (c) all personal property, including, without limitation, books, manuals, records, files, reports, notes, contracts, lists, blueprints, and other documents or materials, or copies thereof, received by HeartMasters hereunder, including, without limitation, records and any other materials pertaining to the IHMC Services except In-Service Data; and

         (d) any other trade secrets, information, ideas or materials of or relating in any way to the past, present, planned or foreseeable business, products, developments, technology or activities relating to the IHMC Services.

1.13. "In-Service Data" means data created by IHMC by the provision of IHMC Services, including, without limitation, the patient records, data files, medical files, written procedures and any other data and information created by IHMC in connection with provision of the IHMC Services.

1.14. "Intellectual Property Rights" means patent, copyright, trademark, trade secret and any other intellectual property rights.

1.15. "Training" means the training courses provided by IHMC to HeartMasters Clients hereunder.

2. IHMC'S Intellectual Property

         HeartMasters will not copy or use any IHMC Intellectual Property or the IHMC Services except as expressly permitted by this Agreement. HeartMasters will not relicense, sublicense or assign any IHMC Intellectual Property. HeartMasters will not, and will not permit any third party to, reverse engineer, disassemble or decompile any software component of any IHMC Intellectual Property.

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3. OWNERSHIP

3.1. IHMC Services. IHMC retains all rights, title, and interest in and to all IHMC Intellectual Property and all IHMC Services (including any equipment or property), all derivative works thereof, subject only to the limited license set forth in this Agreement. HeartMasters does not acquire any other rights, express or implied, in any IHMC Intellectual Property, IHMC Services or IHMC equipment or property.

3.2. In-Service Data. IHMC will retain all rights, title, and interest in and to In-Service Data, unless specifically provided otherwise in a Client Addendum. IHMC will provide a copy of certain In-Service Data to HeartMasters and hereby grants and agrees to grant to HeartMasters, its licensors and HeartMasters' Clients an irrevocable, world-wide, nonexclusive, royalty-free license for such In-Service Data. The ownership of In-Service Data generated in connection with the IHMC Services, with respect to a particular Client, is as provided in the Client Addendum. Moreover, IHMC and HeartMasters agree to maintain the confidentiality of such data as provided in the Client Addendum.

3.3. HM Data. HeartMasters will retain all rights, title, and interest in and to HM Data, unless specifically provided otherwise in a Client Addendum. HeartMasters will provide a copy of the HM Data received by HeartMasters to IHMC and hereby grants and agrees to grant to IHMC an irrevocable, world-wide, nonexclusive, royalty-free license for such HM Data. HM Data generated in connection with the services provided under this Agreement shall be owned, with respect to a particular Client, as provided in the Client Addendum. Moreover, IHMC and HeartMasters agree to maintain the confidentiality of such data as provided in the Client Addendum.

4. Support AND TRAINING

4.1. Support and Training. In accordance with a schedule to be mutually agreed upon by the parties, IHMC will provide Training to Client and its participating physicians and Client Members.

5. CLIENT addendum

5.1. Client Addendum Submission and Acceptance. Prior to the execution of any agreement with a Client that requires HeartMasters to provide IHMC Services, HeartMasters will first submit to IHMC a Client Addendum for its prior approval and acceptance. Each such Client Addendum shall be labeled "Exhibit A - Client Addendum No. __" and, upon acceptance and execution by HeartMasters and IHMC, shall be attached to this Agreement and incorporated herein.

5.2.  Changes.  The Client  Addendum  may only be amended as provided in section
13.9 of this Agreement.

6. Delivery AND PROVISIOn of services

6.1. Delivery. IHMC will begin providing HeartMasters the IHMC Services as provided in the Client Addendum.

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6.2.  Services.  IHMC will perform and deliver to HeartMasters the IHMC Services for each client specified in any Client Addendum that may be executed by the parties and attached to this Agreement. IHMC retains the right to modify IHMC Services as it deems necessary but shall provide all services described in a Client Addendum.

6.3. Provision of Services by IHMC. IHMC will perform the IHMC Services for each Client as specified in any Client Addendum that may, from time to time, be executed by the parties and attached to this Agreement. IHMC will use commercially reasonable efforts to perform the IHMC Services set forth in the relevant Client Addendum. Specifically, IHMC shall provide personnel to furnish and operate the IHMC Services and shall provide HeartMasters' Clients' medical personnel and Client Members, with access to IHMC Services as described in the Client Addendum. Subject to compliance with the relevant Client Addendum, IHMC retains the discretion to determine appropriate methods by which IHMC performs the IHMC Services.

7. Fees and Payment

7.1. Fees and Charges. HeartMasters agrees to pay to IHMC the fees and charges as specified in each Client Addendum.

7.2. Payment. All fees will be due and payable within fifteen (15) days after receipt of the relevant fee by HeartMasters from the Client.

7.3. Taxes. All prices payable under this Agreement are exclusive of tax. HeartMasters will pay or reimburse IHMC for all value-added, sales, use, property and similar taxes, and all other mandatory payments in the nature of taxes to government agencies of whatever kind imposed with respect to products or services provided by IHMC under this Agreement or with respect to transactions under this Agreement, except taxes imposed on IHMC's net income. If a transaction is exempt from tax, HeartMasters will provide IHMC with a valid exemption certificate or other evidence of such exemption in a form acceptable to IHMC.

7.4. Audit. At IHMC's written request, and not more frequently than is reasonable under the circumstances, IHMC may audit the books of account of HeartMasters to the extent they relate to the fees due hereunder. Such audit will be conducted at IHMC's expense. Payment of the amount due shall be made within thirty (30) days thereafter subject to the dispute resolution procedure provided in Section 13.12 hereof.

8. TRADMARK

8.1. HeartMasters. HeartMasters hereby grants and agrees to grant to IHMC a non-exclusive, non-transferable, royalty-free, license to use, reproduce, display, transmit and redistribute the HM Mark in support of IHMC's performance of the IHMC Services as set forth in this Agreement. IHMC will comply with all reasonable guidelines for the HM Mark that HeartMasters may from time to time provide. All use of the HM Mark will be accompanied by the appropriate trademark symbol (e.g., "(TM)" or "(R)") and a legend specifying that the HM Mark is a trademark of HeartMasters. IHMC will provide HeartMasters with copies of any materials bearing the HM Mark as requested by HeartMasters from time to time. If IHMC's use of the HM Mark, or if any material bearing the HM Mark, is deficient in quality, IHMC will promptly

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remedy such  deficiencies  upon receipt of written  notice of such  deficiencies from HeartMasters. Nothing herein will grant to IHMC any right, title or interest in the HM Mark. All goodwill resulting from IHMC's use of the HM Mark will inure solely to HeartMasters. IHMC will not, at any time during or after this Agreement, register, attempt to register, claim any interest in, contest the use of, or otherwise adversely affect the validity of the HM Mark (including, without limitation any act or assistance to any act, which may infringe or lead to the infringement of the HM Mark). The foregoing license shall terminate automatically upon the expiration or other termination of this Agreement.

8.2.  IHMC.   IHMC  hereby  grants  and  agrees  to  grant  to   HeartMasters  a
non-exclusive, non-transferable, royalty-free, license to use, reproduce, display, transmit and redistribute the IHMC Marks in support of HeartMasters' provision of the IHMC and HeartMasters Services as set forth in this Agreement. HeartMasters will comply with all reasonable guidelines for the IHMC Marks that IHMC may from time to time provide. All use of the IHMC Marks will be accompanied by the appropriate trademark symbol (e.g., "(TM)", "SM" or "(R)") and a legend specifying that the IHMC Marks are each a trademark of IHMC. HeartMasters will provide IHMC with copies of any materials bearing any IHMC Mark as requested by IHMC from time to time. If HeartMasters' use of the IHMC Marks, or if any material bearing the IHMC Marks, is deficient in quality, HeartMasters will promptly remedy such deficiencies upon receipt of written notice of such deficiencies from IHMC. Nothing herein will grant to HeartMasters any right, title or interest in any IHMC Mark. All goodwill resulting from HeartMasters' use of the IHMC Marks will inure solely to IHMC. HeartMasters will not, at any time during or after this Agreement, register, attempt to register, claim any interest in, contest the use of, or otherwise adversely affect the validity of any the IHMC Marks (including, without limitation any act or assistance to any act, which may infringe or lead to the infringement of the IHMC Marks). The foregoing license shall terminate automatically upon the expiration or other termination of this Agreement.

9. WARRANTIES AND REMEDIES

9.1.  Warranties.  IHMC makes the following  representations  and  warranties to
HeartMasters:

         (i) that the IHMC Services will be provided in accordance with the description of the IHMC Services attached hereto; and

         (ii) that the Training provided under this Agreement will be performed consistent with IHMC Services.

9.2. Disclaimer. THE WARRANTIES IN THIS SECTION 9 ARE EXCLUSIVE AND ARE IN LIEU OF ALL OTHER WARRANTIES, WHETHER EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, AND NONINFRINGEMENT.

9.3. Exclusive Remedies. HeartMasters must report to IHMC, pursuant to the notice provision of this Agreement, any breach of the warranties contained in
Section 9.1 within the applicable limitations period. HeartMasters' sole and exclusive remedies and IHMC's entire

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liability  for a  breach  of  warranty  will be the  reperformance  of the  IHMC
Services and as set forth in Section 10 hereof.

10. INDEMNITY AND REMEDIES

10.1. Indemnification by IHMC. IHMC will indemnify, defend and hold harmless HeartMasters (and its members, managers, officers, employees and agents) from and against any and all third-party claims, suits, actions or proceedings or threat thereof, and all related losses, damages, liabilities, judgments, settlements, costs and expenses (including, without limitation, reasonable attorneys' fees and costs), to the extent arising out of or relating to IHMC performance of the IHMC Services, as provided to HeartMasters hereunder, within the scope of this Agreement, or the exercise of HeartMasters' rights under this Agreement, infringes any copyright, or any United States patent or trademark, or incorporates any misappropriated trade secret ("Claims").

10.2. HeartMasters' Remedies. If the IHMC Services becomes, or IHMC believes is likely to become, subject to a Claim, IHMC will have the option, at IHMC's expense, to (a) modify the IHMC Services to be noninfringing, or (b) obtain for HeartMasters a license to continue using IHMC Services. If in IHMC's sole judgment it is not commercially reasonable to perform either of the above options, then IHMC may terminate any license for the allegedly infringing IHMC Services or terminate any obligation to perform IHMC Services in a manner using such allegedly infringing material. THIS SECTION 10.2 SETS FORTH IHMC's SOLE OBLIGATIONS, AND HEARTMASTERS' SOLE REMEDIES, FOR ANY INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHTS BY IHMC OR THE IHMC SERVICES.

10.3. Indemnification. Within the limits of and subject to their respective policies of professional liability insurance and general liability insurance applicable to this Agreement, and to the extent not otherwise inconsistent with the laws of the relevant jurisdiction, each party will indemnify and hold harmless the other, its officers, directors, agents and employees, individually and collectively, from all fines, claims, demands, suits or actions of any kind or nature arising by reason of the indemnifying party's acts or omissions in the course of its performance of its obligations under this Agreement. Nothing in this Agreement or in its performance will be construed to result in any person being the officer, servant, agent or employee of the other party when such person, absent this Agreement and its performance, would not in law have had such status.

10.4. Notice; Cooperation; Control. A party ("Indemnifying Party") will not be obligated to indemnify, defend and hold harmless the other party ("Indemnified Party") hereunder unless (and only to the extent) the Indemnified Party (a) promptly notifies the Indemnifying Party of any such Claims for which indemnification is sought (provided that any failure to provide such notice shall not diminish the Indemnifying Party's obligations under this Section 10 unless, and only to the extent that, the Indemnifying Party is materially prejudiced as a result of any such failure to provide such prompt notice); (b) provides reasonable cooperation to the Indemnifying Party at the Indemnifying Party's expense; and (c) allows the Indemnifying Party to control the defense and any settlement of such Claims; provided that (i) the Indemnified Party may, at its option and expense, participate and appear with the Indemnifying Party in such Claims, and

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(ii) neither  party may settle any such Claims  without the other  party's prior written approval, which will not be unreasonably withheld or delayed.

11. TERMINATION

11.1. Term. This Agreement will commence on the Effective Date and continue unless earlier terminated in accordance with this Section 11.

11.2. Termination. Subject to Section 11.3, either party may terminate this Agreement and any Client Addendum upon written notice to the other party if (a) the other party materially breaches any material term or condition of this Agreement or a relevant Client Addendum and fails to correct the breach within ninety (90) days following written notice specifying the breach, (b) the other party applies for or consents to the appointment of a receiver, trustee, or liquidator for substantially all of its assets or such a receiver, trustee, or liquidator is appointed; or the other party has filed against it an involuntary petition for bankruptcy that has not been dismissed within sixty (60) days thereof, or files a voluntary petition for bankruptcy, or a petition or answer seeking reorganization, becomes or is adjudicated insolvent or bankrupt, admits in writing its inability to pay its debts as they mature, makes an assignment for the benefit of creditors, or seeks to take advantage of any law relating to relief of debtors, or (c) HeartMasters liquidates and dissolves.

11.3. Effect of Termination. Termination of this Agreement or any Client Addendum will not limit either party from pursuing other remedies available to it, including injunctive relief, nor will such termination relieve each party's obligation to pay all fees that have accrued or are otherwise owed to the other party or a Client under any Client Addendum. The parties' rights and obligations under Sections 2, 3, 7 (to the extent payment obligations have accrued and not been paid), 9, 10, 11.3, 12 and 13 will survive termination of this Agreement or any Client Addendum. Upon termination of this Agreement, (a) HeartMasters shall not enter any new HeartMasters Agreements to provide IHMC Services, shall cease using the IHMC Marks, and will orderly terminate all existing HeartMasters Agreements for the provision of IHMC Services, provided that HeartMasters shall not be obligated to cease using the IHMC Marks under or to terminate any HeartMasters Agreements for which termination would be a breach or would result in a material penalty to HeartMasters; in such a case, notwithstanding the other provisions of this Section 11.3, IHMC shall continue to perform the IHMC Services for such Client, including use of the IHMC Marks, which obligation shall terminate upon fulfillment of HeartMasters obligations under the HeartMasters Agreements, (b) HeartMasters will return to IHMC or destroy all copies of any IHMC Intellectual Property, (c) IHMC will cease using the HM Mark and (d) IHMC shall have no further obligation to provide any IHMC Services hereunder. Further, if IHMC materially breaches any material term or condition of a Client Addendum and fails to correct the breach within ninety (90) days following written notice specifying the breach, or this Agreement is otherwise terminated due to the actions of IHMC, then HeartMasters shall have the right to perform replacement services for a Client, either directly or through a contractor, but, in doing so, HeartMasters may not use the IHMC Marks or IHMC Intellectual Property unless specifically licensed to do so by IHMC.

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12. CONFIDENTIALITY

12.1. Confidentiality. The parties agree to hold each other's Confidential Information in confidence during the term of this Agreement and following termination of this Agreement. Each party agrees not to make the other party's Confidential Information available in any form to any third party for any purpose except to the extent necessary to exercise its rights under this Agreement. Each party agrees to treat Confidential Information of the other party with the same degree of care with which it would treat its own confidential information of a like nature, and in no case with less than a reasonable degree of care. It will not be a breach of this section if Confidential Information is disclosed pursuant to subpoena or other compulsory judicial or administrative process, provided the party served with such process promptly notifies the other party and provides reasonable assistance so that the other party may seek a protective order against public disclosure. Each party agrees to limit the disclosure of Confidential Information to those of its employees and agents who have a need to know such Confidential Information, and each party agrees to take all reasonable steps to ensure that Confidential
Information is not disclosed or distributed by its employees or agents in violation of the terms of this Agreement. Each party agrees not to use the other party's Confidential Information for any purpose other than the performance of this Agreement. Unless otherwise provided for in this Agreement or agreed to by the parties hereto in writing, the details of the relationship contemplated by this Agreement and any information or documents exchanged between the parties pursuant to this Agreement shall be and remain confidential, and shall not be disclosed to any third party, other than the parties' attorneys, accountants and other advisers employed in conjunction with the discussion and development of this Agreement.

13. GENERAL TERMS

13.1. Relationship Between the Parties. IHMC is an independent contractor under this Agreement. Nothing in this Agreement creates a partnership, joint venture, or agency relationship between the parties.

13.2. Insurance. IHMC shall obtain and maintain a policy or policies of general liability insurance with limits of liability not less than $1 million for each occurrence and $2 million in the annual aggregate. IHMC shall obtain and maintain a policy or policies of professional insurance with limits of liability not less than $1 million for each occurrence and $3 million in the annual aggregate. HeartMasters shall be named as an additional named insured on these policies.

13.3. Law. This Agreement is to be construed in accordance with and governed by the internal laws of the State of New York without giving effect to any choice of law rule that would cause the application of the laws of any other jurisdiction to the rights and duties of the parties; except that, to the extent that a dispute is based upon a controversy, event or occurrence arising in connection with the performance by IHMC under a Client Addendum hereto, the forum selection clause, and the choice of applicable law provision set forth in such HeartMasters Services Agreement, and applicable to such controversy, event or occurrence shall govern that aspect of the dispute.

13.4. Force Majeure. Neither party will be liable under this Agreement because of any failure or delay in the performance of its obligations (except for payment of money) on account of strikes, shortages, riots, fire, flood, storm, earthquake, acts of God, hostilities or any other cause beyond its reasonable control.

13.5. Notice. All notices, including notices of address change, required to be sent hereunder will be in writing and will be deemed to have been given when mailed by first class mail to the address for the party to be notified listed below.

13.6.  Limitation of Liability.  Except as and to the extent provided in Section
10.3, in no event will either party be liable under this Agreement for any indirect, incidental, special, consequential, or punitive damages, or damages for loss of profits, revenue, business, savings, data, use or cost of substitute performance, incurred by either party or any third party, whether in an action in contract or tort, even if the other party has been advised of the possibility of such damages or if such damages are foreseeable. Except as set forth in
Section 10.3 or as specifically provided in the Client Addendum, IHMC's liability for damages hereunder shall not exceed the amounts actually paid by HeartMasters to IHMC under this Agreement. The parties acknowledge that the limitations of liability in this Section 13.6 and in the other provisions of this Agreement and the allocation of risk herein are an essential element of the bargain between the parties, without which IHMC would not have entered into this Agreement.

13.7. Severability and Waiver. If any provision of this Agreement is held to be illegal, invalid, or otherwise unenforceable, such provision will be enforced to the extent possible consistent with the stated intention of the parties, or, if incapable of such enforcement, will be deemed to be severed and deleted from this Agreement, while the remainder of this Agreement will continue in full force and effect. The waiver by either party of any default or breach of this Agreement will not constitute a waiver of any other or subsequent default or breach.

13.8. No Assignment. Neither party may assign, sell, transfer, delegate or otherwise dispose of, whether voluntarily or involuntarily, by operation of law or otherwise, this Agreement or any rights or obligations under this Agreement without the prior written consent of the other party. Any purported assignment, transfer or delegation will be null and void. Subject to the foregoing, this Agreement will be binding upon and will inure to the benefit of the parties and their respective successors and assigns.

13.9. Entire Agreement; Amendment. This Agreement and the exhibits and schedules referenced herein constitutes the complete agreement between the parties with respect to the provision of IHMC Services and supersedes all prior or contemporaneous agreements or representations, written or oral, concerning the subject matter of this Agreement. This Agreement may not be modified or amended except in a writing signed by a duly authorized representative of each party; no other act, document, usage or custom will be deemed to amend or modify this Agreement.

13.10.   Counterparts.   This  Agreement  may  be  executed  in  any  number  of
counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

13.11. Parties in Interest. Nothing in this Agreement is intended to confer any rights or remedies on any persons other than the parties to it and their respective successors and assigns. Nothing in this Agreement is intended to relieve or discharge the obligation or liability of any third persons to any party to this Agreement. No provision of this Agreement shall give any third person any right of subrogation or action over or against any party to this Agreement. This Agreement is binding on IHMC and HeartMasters, their successors and assigns; this Agreement and the terms and provisions hereof are not binding on any other Member of HeartMasters, or any other third party.

13.12. Dispute Resolution. The parties agree to meet and confer in good faith to resolve any disputes arising out of this Agreement.

         Except as provided in Section 13.3, any disputes which the parties are unable to resolve in such manner shall be determined in arbitration to be held under the rules of the American Arbitration Association ("AAA"), or of the Center for Public Resources ("CFPR"), Rules for Non-Administered Arbitration of Business Disputes, then in effect; the arbitration shall be before an arbitrator selected by the parties, and shall be held in Chicago, Illinois.

         If the parties are unable to agree upon such an arbitrator within thirty (30) calendar days after a party has given written notice of its desire to submit the dispute, controversy or question for decision, then a party hereto may apply to the AAA or the CFPR for the appointment of an arbitrator; or, if the AAA and CFPR are not then in existence, or do not desire to act in the matter, each party shall appoint a party arbitrator, of its choice, and the party arbitrators so appointed shall select a neutral arbitrator; the panel of arbitrators then will hear and determine the matter.

         Each party is responsible for its own legal fees and costs, but the compensation of the neutral arbitrator, and any fees or costs associated with the arbitration proceeding, will be borne equally by the parties.

         Arbitration will be the exclusive remedy for the settlement of disputes under this Agreement. Discovery for use in such arbitration may be conducted to the extent that the parties agree that it is necessary. If the parties do not agree on the scope of permitted discovery, the neutral arbitrator(s) shall have the power to determine the extent of permitted discovery and to direct that appropriate discovery be taken, as in a civil action. Deposition testimony may be used in the arbitration as in a civil action and as the arbitrators may otherwise permit.

         The arbitrators shall have the power to grant all legal and equitable remedies and award compensatory damages except that punitive damages shall not be awarded. The applicable statutes of limitation and statutes of repose shall apply to all disputes hereunder. The arbitrators shall prepare in writing, and provide to the parties, an award including factual findings and the legal reasons on which the award is based. The arbitrators shall not have the power to commit errors of law or legal reasoning.

         Notwithstanding the above, in the event either party wishes to obtain injunctive relief or a temporary restraining order to enforce rights under this paragraph, such party may initiate an action for such relief in a court of competent jurisdiction in the State of Illinois. The decision of the court with respect to the requested injunctive relief of temporary restraining order shall be subject to appeal only as allowed by law. However, the courts in the injunctive proceeding shall not have the authority to review or grant any request or demand for damages.

         IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives as of the Effective Date.

HEARTMASTERS, LLC

By: LifeMasters Supported SelfCare, Inc.,
    a California corporation
    Its:  Member

          By:      /s/ Cedric J. Vanzura
          Name:    Cedric J. Vanzura
          Title:   President
          Address: 401 Marina Blvd.
                   South San Francisco, CA 94080




By: Interactive Heart Management Corp.,
    a Delaware corporation
    Its:  Member

          Name:    Michael W. Cox
          Title:   President
          Address: 100 MetroPark South
                   Laurence Harbor, NJ 08878

INTERACTIVE HEART MANAGEMENT CORP.,
a Delaware corporation



By: /s/ Michael W. Cox
   --------------------------------
           Its President

Name:    Michael W. Cox
Title:   President
Address: 100 MetroPark South
         Laurence Harbor, NJ 08878

                                    EXHIBIT A
                            Client Addendum Number 1

1. Client Name, Address and Contact Information.

                 The Regence Group and Regence Affiliates
                 200 S.W. Market Street
                 Portland, OR  97207

2. IHMC Services to Be Performed for Client on behalf of HeartMasters by IHMC. See attached Exhibit A-1 for services that HeartMasters has agreed to perform for the Client and which IHMC shall perform pursuant to this Client Addendum.

3. Ownership of Data/Confidentiality. See Exhibit A-2. IHMC agrees that it will not identify The Regence Group or Regence Affiliates or their Members when using In-Service Data or HM Data.

4. Fees payable to IHMC. Sixty-seven cents ($0.67) for each Member each month for those Members under the age of 65 and for those Members over the age of 65 three dollars and eighty cents ($3.80) per Member per month.

5. Repayment Method/Allocation for Failure to Meet the Guaranteed Excess Savings. In the event that HeartMasters has been unable to achieve its savings guarantee under its HeartMasters Agreement with The Regence Group, and HeartMasters is consequently obligated to repay an amount to The Regence Group or a Regence Affiliate as a result of such failure, then IHMC shall pay fifty percent (50%) of such amount to HeartMasters. HeartMasters agrees to pay such amount to The Regence Group for the applicable Regence Affiliate. IHMC will make such payment within thirty (30) days of written demand by HeartMasters with a copy of the report supporting such calculation.

6. Fifty percent (50%) of any additional amount paid to HeartMasters for exceeding the Guaranteed Excess Savings shall be paid to IHMC within thirty (30) days of receipt by HeartMasters.

7. IHMC will commence providing services under this Client Addendum on _______ 1, 2000.

8. Modification of IHMC Services. IHMC will not alter IHMC Services from the description contained on Exhibit A-1 without providing sixty (60) calendar days advanced written notice to HeartMasters so that HeartMasters may review such changes with The Regence Group and Regence Affiliates.

9. Records. IHMC agrees to make available to Regence, throughout the term of this Agreement, and for a period of three (3) years after termination, copies of the Member Specific data resident in CPR and IVR and the IVR and CPR databases, in time frames and in a format to be agreed upon by the parties.

10. Confirmation of other ownership rights: See Exhibit A-3.

HEARTMASTERS, LLC


By:
     LifeMasters Supported SelfCare, Inc.,
      Its:  Member

     By: /s/ Cedric J. Vanzura
        -------------------------------------
        Name:    Cedric J. Vanzura
        Title:   President
        Address: 401 Marina Blvd.
                 South San Francisco, CA 94080




By:  Interactive Heart Management Corp.,
     a Delaware corporation
     Its:  Member

Name:    Michael W. Cox
Title:   President
Address: 100 MetroPark South
         Laurence Harbor, NJ 08878



INTERACTIVE HEART MANAGEMENT CORP.,
a Delaware corporation


By:  /s/ Michael W. Cox
    -----------------------------------
              Its President

Name:    Michael W. Cox
Title:   President
Address: 100 MetroPark South
         Laurence Harbor, NJ 08878

                                   EXHIBIT A-1

                                  IHMC Services

                THE HEARTMASTERS CORONARY ARTERY DISEASE SERVICES

         HeartMasters CAD Services are provided by the use of the services of the ohms|cad system, provided by IHMC, and consisting of: 1) An ambulatory ischemic heart monitoring and analysis as performed by using the STRx Systems;
2) A report of the STRx Systems results, provided along with references to various medical management regimens, as generated by comparison of the output of the STRx Systems, and of the Member's medical and demographic profile, with the interactive ohms|cad information base ("the ohms|cad resource"); and 3) An independent consulting cardiologist, or persons acting under the cardiologist's supervision, are made available to consult with the treating physician in connection with the ohms|cad reports upon request of treating physicians.

         The treating physician(s) will monitor Members who are to have an ohms|cad examination, by using the STRx Systems. The Member's ambulatory ECG will be monitored and analyzed by use of the STRx Systems, and these results, together with the Member's medical and demographic information as input by the treating physician (or the physician's agent) at the test site, will be transmitted transtelephonically to The ohms Center, for computerized comparison to the ohms|cad resource.

         The ohms|cad resource is an interactive, computerized data/information base, which functions, together with the STRx algorithm, and the entire ohms|cad system, to: 1) analyze the output of the STRx Systems monitoring and provide a report thereon to the treating physician, which identifies ambulant ischemic conditions of note; and 2) make available to the treating physician, data on the medical management of Members who fit the Member data profile provided, and whose ECG signal during the monitoring session is as reported by the output of the STRx Systems. The ohms|cad system attempts to optimize medical management for CAD patients.

         Following the comparison to the ohms|cad resource, the treating physician will receive a report on an ambulatory monitored Member, which includes the test results generated from the STRx Systems monitoring, the underlying data gathered by the STRx Systems during the STRx Systems monitoring, and any Member management information, suggestions and/or recommendations, generated by comparison of the Member profile and test results, to the ohms|cad resource, or otherwise generated by some other aspect of the ohms|cad system. These results, data and other information, are provided to the treating physician by the ohms|cad system, for the treating physician's consideration, review and analysis, and to assist the treating physician in his/her formulation of a diagnosis and treatment plan. The test results, data and other information received by the treating physician from the ohms|cad system, will be based on the output of an information/data processing function of the ohms|cad system; these results and other information are to be overread and analyzed by the treating physician, and verified by the treating physician against the underlying data provided in the Monitor-One STRx Systems report, as well as compared to the information regarding the Member obtained by the treating physician on examination, through other testing, or by other means, in order for the treating physician to achieve an interpretation of the monitoring, and diagnosis for the Member.

         If, after reviewing the STRx Systems output, the ohms|cad report, and/or the other relevant information, the treating physician has a doubt as to a result, interpretation or conclusion, further testing, re-testing, or appropriate consultation, according to the judgment of the treating physician, may be appropriate prior to implementing a treatment plan.

         The final part of the ohms|cad system is the consulting cardiology service, which is available to treating physicians on a consultation basis, regarding the content of ohms|cad system reports, and/or the output of the ohms|cad system. The consulting cardiology service is made up of independent consulting physicians who are independent contractors to the ohms|cad system, and who are fully familiar with the ohms|cad system, its output and its use. The treating physician should contact The ohms Center when such a consultation is desired.

         The actual diagnosis and treatment decisions in each case must be made by the treating physician, and the treating physician must decide, in any given case, how to make best use of the ohms|cad system in formulating a treatment plan.

                                   EXHIBIT A-2

                                 In-Service Data

                  In using the ohms|cad system, information relevant to Members will be entered into the ohms|cad system, and/or generated by it, so that the system, IHMC and HeartMasters can provide a report and recommendation. Any information entered into, and/or generated by, and/or resident in the ohms/cad system, including the Member related information so entered, generated or resident, shall be deemed part of the ohms|cad database(s) in the form entered into, and/or generated by, and/or resident in, the ohms|cad system. The ohms|cad system, the ohms|cad system databases, all parts thereof, and the information contained therein or added thereto, are the sole property of IHMC, and IHMC may use the information within, and/or generated from, its system and system database(s), as IHMC deems appropriate, including, without limitation, printing out information contained therein and analyzing such information. IHMC will not, without Regence's consent: (1) reveal or disclose to third parties, or use for commercial purposes outside of the scope of the Client Services Agreement, the identities of Members, or publish Member Specific data, or use Member Specific data except in the manner contemplated under this Agreement and permitted under applicable confidentiality laws; or (2) reveal or disclose the identity of the customers of Regence or Regence's Affiliates. Nothing contained in this section pertains to the ownership of Member Specific data in a form other than as input into, generated by, resident in, or printed from the ohms/cad system or the ohms/cad system databases, or limits Regence's or Regence's Affiliates' rights of ownership of Member Specific data, in forms other than as part of, resident in, printed from or as generated by, the ohms/cad system or the ohms/cad database(s).

                                   EXHIBIT A-3

                  The ohms/cad technology, equipment,, hardware, system and software, including all Monitor-One STRx System units, communication modules, algorithms, database(s) and all other property and equipment used therewith, is and shall remain the property solely of IHMC, regardless of where such technology, equipment, system, etc., is located, used and/or installed.

                  All additions and/or modifications to the ohms/cad system and/or the ohms/cad system database(s), based upon the use of the ohms/cad system or any part thereof in delivering HeartMasters Services or ohms/cad system services to Regence or to any other entity, to Members, and/or to Participating Physicians, and/or based upon information entered into the ohms/cad databases derived from such use, and/or otherwise, is the property solely of IHMC.